CM

AH 2/14/2003

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03002768

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 1 2 2003
WASH, D.C. 155

SEC FILE NUMBER
8-45373

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Investment Affiliate, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 N. Jefferson Street, Suite 101
(No. and Street)

Lewisburg,	West Virginia	24901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Drew T. Kagan — (304) 645-2375
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hess, Stewart & Campbell, PLLC
(Name — *if individual, state last, first, middle name*)

P. O. Box 1060,	Huntington,	West Virginia	25713-1060
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 4 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

N 2/25

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Drew T. Kagan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Affiliate, Inc., as of December 31, 2002 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[illegible]
Signature

President / CEO
Title

Sara A Stewart February 6, 2003
Notary Public

OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
SARA A. STEWART
INVESTMENT AFFILIATE, INC.
810 N. JEFFERSON ST., SUITE 101
LEWISBURG, WV 24901
My commission expires October 17, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of ~~Changes in Liabilities Subordinated to Claims of Creditors.~~ Comprehensive Income.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- /a ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- /a ☐ (m) A copy of the SIPC Supplemental Report.
- /a ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors Report on Internal Accounting Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT AFFILIATE, INC.

FINANCIAL STATEMENT

AND

REQUIRED SUPPLEMENTARY INFORMATION

DECEMBER 31, 2002

INVESTMENT AFFILIATE, INC.

INDEX TO FINANCIAL STATEMENTS

HESS, STEWART & CAMPBELL, PLLC

JOHN G. HESS, CPA
RICHARD M. STEWART, CPA
ROBERT C. CAMPBELL, CPA
WILLIAM T. TRACY, CPA
TOMI J. WEBER, CPA
PAUL A. TESTANI, CPA
CHARLES A. COOK, CPA
C. MICHAEL BASS, CPA

DAVID A. BOGGESS, CPA
CYNTHIA D. BOWEN, CPA
KIMBERLY A. CHADWELL, CPA
JUDIE M. CHURCH, CPA
TRISHA S. COUTRAS, CPA
RICK A. GALLOWAY, CPA
STEPHEN D. HENSLEY, CPA
CARLA F. LOKANT, CPA
MERRILL L. MAY, CPA
PAMELA G. MILLER, CPA
DARRELL D. TUCKER, CPA
MICHELE R. WALKER, CPA
MARTIN B. WILLIAMS, JR., CPA
DALE A. WISE, CPA

CERTIFIED PUBLIC ACCOUNTANTS
P. O. BOX 1060
HUNTINGTON, WEST VIRGINIA 25713

940 Fourth Avenue
Suite 250, Frederick Bldg.

(304) 523-6464
Fax (304) 523-4395

Email: hsccpa@hsc-cpa.com
Web Site: hsc-cpa.com

252 GEORGE STREET
BECKLEY, WV 25801
(304) 255-1978
(304) 255-1971 FAX

P. O. BOX 1255
OAK HILL, WV 25901
(304) 465-5006
(304) 465-9675 FAX

Report of Independent Auditors

Board of Directors
Investment Affiliate, Inc.

We have audited the accompanying statement of financial condition of Investment Affiliate, Inc. (the Company) as of December 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Investment Affiliate, Inc. as of December 31, 2002, the results of its operations, its cash flows and its changes in stockholders' equity for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HESS, STEWART & CAMPBELL, PLLC
Hess, Stewart & Campbell, PLLC

Huntington, West Virginia
January 31, 2003

INVESTMENT AFFILIATE, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	204,551		
Commissions receivable		47,037		
Investments, at cost		15,075		
Investments, at fair market value		15,000		
Equipment, at cost less accumulated depreciation of $17,875		8,557		
Deposits with clearing broker and others		65,166		
TOTAL ASSETS			$	355,386

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES				
Accrued expenses and other liabilities	$	7,881		
Accrued payroll and payroll taxes		793		
Accrued other taxes		2,361		
TOTAL LIABILITIES			$	11,035
STOCKHOLDERS' EQUITY				
Common stock, par value $1 per share -- 100 shares authorized, issued and outstanding		100		
Additional paid-in capital		54,528		
Unrealized gain (loss)		(9,525)		
Retained earnings		299,248		
TOTAL STOCKHOLDERS' EQUITY				344,351
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$	355,386

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

INVESTMENT AFFILIATE, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

REVENUES		
Commissions - equities	$ 62,656	
Commissions - mutual funds	151,717	
Commissions - annuities	3,739	
Commissions - other	1,328	
Revenue - transaction fees	246,055	
Revenue - advisory fees	274,146	
Other income	1,229	
Interest income	77,071	
TOTAL REVENUES		$ 817,941
COST OF SALES		
Commissions - Brokers	7,695	
Clearing costs	115,690	
Telephone and communications	8,516	
Other	175	
TOTAL COST OF SALES		132,076
GROSS PROFIT		685,865
OPERATING EXPENSES		
Professional services	35,504	
Wages and salaries	142,553	
Payroll taxes	9,253	
Other operating expenses	87,963	
TOTAL OPERATING EXPENSES		275,273
NET INCOME		$ 410,593

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

INVESTMENT AFFILIATE, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-In Capital	Unrealized Gain (loss)	Retained Earnings	Total
Balance, 01/01/02	$ 100	$ 54,528	$ 0	$ 263,655	$ 318,283
Net income	0	0	0	410,593	410,593
Unrealized loss	0	0	(9,525)	0	(9,525)
Distributions	0	0	0	(375,000)	(375,000)
Balance, 12/31/02	$ 100	$ 54,528	$ (9,525)	$ 299,248	$ 344,351

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

INVESTMENT AFFILIATE, INC.
STATEMENT OF COMPREHENSIVE INCOME
DECEMBER 31, 2002

NET INCOME	$	410,593
OTHER COMPREHENSIVE INCOME		
Unrealized holding losses		(9,525)
COMPREHENSIVE INCOME	$	401,068

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

INVESTMENT AFFILIATE, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

OPERATING ACTIVITIES		
Net income	$ 410,593	
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	3,765	
Change in operating assets and liabilities:		
Decrease in commissions receivable	11,449	
Increase in deposits and other assets	(49,300)	
Decrease in accrued expenses	(8,793)	
Increase in accrued payroll and payroll taxes	746	
Decrease in accrued other taxes	(595)	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 367,865
INVESTING ACTIVITIES		
Securities purchased	(19,500)	
Purchase of equipment	(145)	
NET CASH USED IN INVESTING ACTIVITIES		(19,645)
FINANCING ACTIVITIES		
Distribution to stockholders	(375,000)	
NET CASH USED IN FINANCING ACTIVITIES		(375,000)
DECREASE IN CASH		(26,780)
CASH AND CASH EQUIVALENTS, beginning of year		231,331
CASH AND CASH EQUIVALENTS, end of year		$ 204,551

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

UNREALIZED LOSS ON INVESTMENTS	$ (9,525)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

INVESTMENT AFFILIATE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 - Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is an introducing broker using a clearing broker to clear trades and maintain customer accounts.

Note 2 - Significant Accounting Policies

Basis of Accounting
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. The following is a summary of the more significant accounting and reporting policies.

Cash and Cash Equivalents
Cash and cash equivalents, recorded at cost, which approximates market value, is comprised of cash held in a bank account and funds maintained in a cash management account.

Equipment
Equipment is stated at cost less accumulated depreciation. Depreciation was determined using straight-line depreciation over the estimated useful lives of the assets, generally 60 months. Depreciation expense was $3,765 in 2002.

Income Taxes
Effective for the year ended December 31, 1998, the company, with the consent of its stockholders. has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes the stockholders of an S corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Investments

Stock warrants with no readily determinable market value are carried at original cost. All other investments are carried at published market values.

Note 3 - Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2002, consist of the following:

	Receivable	Payable
Payable to clearing broker	$ -0-	$ -0-
Receivable from clearing organizations	33,198	-0-
Fees and commissions receivable/payable	13,839	-0-
	$ 47,037	$ -0-

The Company clears all its transactions through other broker-dealers on a fully disclosed basis. Amounts payable to the clearing broker are collateralized by a $65,000 deposit on hand with the clearing brokers.

Note 4 – Line of Credit

The Company has a $200,000 line of credit available with a financial institution. The line of credit bears interest at the prime interest rate, and is secured by the business assets. At December 31, 2002 no amount was borrowed against this line.

Note 5 - Investments

At December 31, 2002, the Company's investments consisted of stock warrants that provide the right to purchase shares of a non-publicly traded company. These warrants become exercisable at various future dates and are carried at cost since they have no readily determinable market value. The warrants have restrictions as to transferability and it is the Company's intention to hold them until at least the exercise date. Other investments consist of equities carried at fair market value.

Note 6 - Leases

The Company leases its office facilities under a noncancelable lease that expires in September, 2003 and includes a monthly rental payment of $1,000. The Company has the option to renew the lease for two additional two-year terms that each include a 7% increase in rent. Lease expense for the year on this lease was $12,000.

INVESTMENT AFFILIATE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 7 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $302,206, which was $297,206 in excess of its required net capital of $5,000. The Company's net capital ratio was .036 to 1.

Note 9 - Statement of Changes In Liabilities Subordinated to Claims of General Creditors

As of December 31, 2002, the Company had no liabilities subordinated to claims of general creditors. Accordingly, a Statement of Changes In Liabilities Subordinated to Claims of General Creditors is not included.

INVESTMENT AFFILIATE, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

NET CAPITAL

Total stockholder's equity qualified for net capital		$ 344,351
Deduction for non-allowable assets:		
Equipment, less accumulated depreciation of $17,875	$ 8,557	
Investments	30,075	
Deposits	166	
		38,798
Net capital before haircuts on securities positions (tentative net capital)		305,553
Haircuts on money market		3,347
Net capital		$ 302,206

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accrued expenses and other liabilities	$ 7,881	
Accrued payroll and payroll taxes	793	
Accrued other taxes	2,361	
Total aggregate indebtedness		$ 11,035

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required based on aggregate indebtedness	$ 736
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 297,206
Excess net capital at 1,000%	$ 301,102
Ratio: Aggregate indebtedness to net capital	.036 to 1

INVESTMENT AFFILIATE, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II FORM X-17A-5 AS OF DECEMBER 31, 2001)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	297,194
Audit adjustment to:		
Accrue commissions receivable		13,840
Accrue interest income		33
Adjust accrued expenses		(8,861)
Net capital per above	$	302,206

INVESTMENT AFFILIATE, INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Investment Affiliate, Inc. is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c-3" and "Information for Possession or Control Requirement relating to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section 15c3-3(k)(2)(B) of the Rule.

HESS, STEWART & CAMPBELL, PLLC

JOHN G. HESS, CPA
RICHARD M. STEWART, CPA
ROBERT C. CAMPBELL, CPA
WILLIAM T. TRACY, CPA
TOMI J. WEBER, CPA
PAUL A. TESTANI, CPA
CHARLES A. COOK, CPA

PENI H. ADAMS, CPA
DAVID A. BOGGESS, CPA
JUDIE M. CHURCH, CPA
RICHARD A. GALLOWAY, CPA
RICHARD D. HARDY, CPA
KRISTINE D. HENNING, CPA
STEPHEN D. HENSLEY, CPA
MERRILL L. MAY, CPA
PAMELA G. MILLER, CPA
DARRELL D. TUCKER, CPA

CERTIFIED PUBLIC ACCOUNTANTS
P. O. BOX 1060
HUNTINGTON, WEST VIRGINIA 25713

940 Fourth Avenue
Suite 250, Frederick Bldg.

(304) 523-6464
Fax (304) 523-4395

Email: hsccpa@hsc-cpa.com
Web Site: hsc-cpa.com

252 GEORGE STREET
BECKLEY, WV 25801
(304) 255-1978
(304) 255-1971 FAX

P. O. BOX 1648
PINEVILLE, WV 24874
(304) 732-6968
(304) 732-6998 FAX

Report of Independent Auditors on Internal Accounting Control Required by Sec Rule 17a-5

Board of Directors
Investment Affiliate, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Investment Affiliate, Inc. for the year ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission(SEC), we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. The Company was in compliance with the conditions of the exemption and no facts came to our attention indicating that such conditions had not been complied with during the period. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

HESS, STEWART & CAMPBELL, PLLC
Hess, Stewart & Campbell, PLLC

Huntington, West Virginia
January 31, 2003